CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Current Report on Form 8-K of SecureTech Innovations, Inc. (and as set forth in Exhibit 99.1) of our report dated 12 June 2025, with respect to the audit of the consolidated financial statements of Zhejiang Jizhu Technology Company Limited and its subsidiaries (collectively the “Group”) as of 31 December 2024 and 2023, and for each of the two years in the period ended 31 December 2024.

We also consent to the inclusion in the Form 8-K of our report on the unaudited interim consolidated financial statements of the Group for the period from 1 January 2025 to 31 March 2025, as well as our report on the unaudited pro forma financial information of Aiultraprod Group Limited and its subsidiaries as of 31 March 2025, for the three months then ended, and for the year ended 31 December 2024.

Gary Cheng CPA Limited

Hong Kong SAR

August 20, 2026